PBF LOGISTICS LP
ONE SYLVAN WAY, SECOND FLOOR
PARSIPPANY, NEW JERSEY 07054

March 28, 2018

Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Re:	PBF Logistics LP
Registration Statement on Form S-4
File No. 333-223609

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Logistics LP (the “Partnership”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 P.M. (Eastern Time), on April 2, 2018, or as soon as possible thereafter.

In connection with the above, the Partnership acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Partnership confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please call me at 973-455-8941 to confirm the effectiveness of the Registration Statement.

Sincerely,
/s/ Trecia Canty
Trecia Canty Senior Vice President, General Counsel and Secretary

Cc:	Jerard Gibson, Staff Attorney (Securities and Exchange Commission)
Jordan Rosenbaum (Kramer Levin Naftalis & Frankel LLP)